Mr David R. Humphrey

Branch Chief

Division of Corporate Finance

US Securities and Exchange Commission

450 Fifth Street N.W.

Washington, DC 20549

USA

February 6, 2007

Dear Mr Humphrey,

Thank you for your letter of December 29, 2006, containing comments with respect to the Form 20-F for the fiscal year ended December 31, 2005 (the “2005 Form 20-F”) of AB Volvo (“Volvo”, “the Company”). Having now had the opportunity to carefully consider your comments, I have set out below our responses. For your convenience, we have included the Staff’s comments in italics, followed by our responses.

SEC – Question

Item 18 Financial Information

Revenue Recognition, page F-12

We note that you enter into buy-back agreements after you have sold products to independent parties or in combination with an undertaking from customers as part of a purchase of a new product. Please tell us how these buy-back agreements affect your ability to recognize revenue on the original sale. Please also tell us how frequently you enter into these agreements and how material sales reversals have been to reported revenue and income for each of the last two fiscal years.

Volvo response

Under IFRS, Volvo recognises revenue upon sale to an independent dealer if the criteria in EITF 95-4 are met. We believe the US GAAP criteria of EITF 95-4 are consistent with the principles of IFRS. The terms of the separate arrangement with the customer when they choose Volvo for such financing are evaluated. The company purchases the vehicle from the dealer and accounts for the new contract in accordance with its terms.

With regard to arrangements that contain contingent buy-back agreements (i.e., the repurchase agreement is only exercisable by the customer when buying a new vehicle), Volvo considers such arrangements to be within the scope of EITF 00-24. EITF 00-24 specifies that such transactions should not be considered within the scope of EITF 95-1; rather, as indicated in the status section of EITF 00-24, the obligation under the buy-back agreement gives rise to a FIN 45 liability. Volvo determined that the amount of such FIN 45 liabilities was insignificant.

In accordance with EITF 00-24, Volvo does not consider such contingent repurchase agreements in determining whether the risks and rewards of ownership have passed to the customer. The repurchase agreements are estimated as having no “intrinsic value” to the buyer at the date of the transaction (e.g. the company’s repurchase price is estimated to be less than it will receive on its resale). The company provides a provision for any such probable losses under IAS 37, in circumstances where the used vehicle market has later deteriorated.

Volvo considers that the accounting under US GAAP for the above described transactions is consistent with the principles of revenue recognition under IFRS.

Volvo entered into transactions meeting the EITF 95-4 criteria related to approximately 3.000 and 3.600 units for 2005 and for 2004 respectively, and another 5.500 and 4.700 units for 2005 and for 2004 respectively with contingent buyback agreements with the customer upon purchase of a new product, in total approximately 8.500 and 8.300 units out of a total of 214.000 and 193.000 units sold in 2005 and 2004 respectively.

If the criteria in EITF 95-4 have not been met, the transaction is accounted for as an operating lease or finance lease under IAS 17 for IFRS purposes and FAS 13 for US GAAP purposes.

The Company has had no sales reversals for the above described transactions during the last two years.

SEC – Question

Note 3 – Impact of IFRS
Fair value of derivative instruments, page F-17

2.

You hedge both commercial cash-flows and forecasted electric consumption. Please tell us, and revise future filings to disclose, the instruments that you use to hedge these contracts as well as quantitative measures used to assess effectiveness of each hedge both at inception and on an ongoing basis.

Volvo response

Volvo’s hedges of commercial cash flows refer to hedges of foreign exchange risks in both sales between group companies and external sale as allowed by IAS 39 paragraph 80. Volvo uses forward contracts and currency options to hedge the value of future payments in foreign currencies.

For electricity hedges Volvo uses forward contracts for hedging of the electricity price in the Swedish market. The extent of this is limited.

Both hedges referred to above are accounted for as cash flow hedges. We intend to increase our disclosures in future filings to explain the type of instruments used for this purpose. In accordance with IAS39, derivative financial instruments used as hedging instruments are reported at fair value with an offsetting debit or credit to a separate component of equity to the extent the requirements for hedge accounting are fulfilled. To the extent the requirements are not met the unrealised gain or loss related to the ineffective portion of the hedge is charged to the income statement. All hedge relationships are tested for effectiveness at inception. The cash-flow hedge related to forward contracts and currency options will be considered highly effective if the forecasted future cash flow and the hedging instrument match considering currency and maturity month. The electricity price hedge is considered highly effective when purchased forward amounts by month match the expected forecasted consumption by month.

All outstanding hedge relationships are tested for effectiveness on an ongoing basis both prospectively and retrospectively using the dollar offset method as described in AG 105 of IAS 39 for retrospective test and critical terms match for prospective testing. For example, the retrospective test for the electricity price hedge is considered effective when the change in the value of the forward contract is compared to the change in value of forecasted electric consumption, using the dollar offset method; the forward contracts and currency options hedge is considered effective when the change in the value of the forward contract is compared with the change in the value of the hedged item attributable to the hedged risk, using the dollar offset method. If any of the terms have changed and no longer fulfill the hedge criteria or it is considered probable that the counterparty will default on the contract, the hedge relationship is ended and the hedging transactions re-classified and reported as trading instruments with unrealised gains or losses on the derivative recognised in profit or loss from the last time the hedge relationship was considered effective. The cumulative gain or loss recognised in equity will remain in equity until the hedged transaction (s) affect profit or loss if the hedged transaction is expected to occur. If the cancellation of hedge is due to the fact that the transaction is no longer expected to occur, the cumulative gain or loss recognised in equity will be transferred to profit or loss.

SEC – Question

Note 14 - Intangible and tangible assets, page F-39

3.

We note that you labeled certain adjustments to your account balances as “reclassifications and other,” However, the nature of these adjustments is not clear from your disclosures. In this regard, please revise your future filings to include disclosures related to these amounts.

Volvo response

Volvo agrees with the comments from SEC, and in response Volvo will include a footnote to “Reclassification and other” in the next 20-F filing to expand the disclosures. Some of the reclassifications relate to construction in progress, which are reclassified to the respective category within PPE, but the main part relates to reclassifications within “Assets under operating leases”. “Assets under operating leases” relate to legal sales transactions where revenue is deferred and accounted for as operating lease revenue. Asset classified as inventory will, when the operating lease model is applied for revenue recognition, be reclassified from “inventory” to “assets under operating lease”, when the legal sales transaction takes place. If the product is returned after the “lease period”, there will again be a reclassification from “assets under operating lease” to “inventory”. When a buy-back agreement has expired, but the related product is not returned, the acquisition cost and the accumulated depreciation are reversed in “Reclassification and other”, within the line item “Assets under operating leases”.

SEC – Question

October 24, 2006 press release related to the third quarter results

4.

We note your reversal of reserves for deferred tax receivables in the Mack Trucks subsidiary. Please supplementally tell us whether the SEK 336 M combined earnings effect is attributable to deferred tax receivables arising subsequent to the date of the Mack Trucks acquisition. If not, please tell us your basis for recognizing the SEK 336 M in earnings.

Volvo response

In Volvo’s third quarter report Volvo has recognised SEK 336 M as a combined earnings effect from the recognition of deferred tax assets in Mack Trucks, referred to as reversal of deferred tax allowance, and a partially related adjustment of goodwill related to the acquisition of Renault Trucks and Mack Trucks in 2001. This is mainly related to deferred tax assets not recognised in the purchase price allocation at the acquisition of Renault Trucks and Mack Trucks, which therefore have affected the calculated goodwill. In accordance with IAS 12.68, a later recognition should result in a deferred tax income recognised in profit or loss statement, and in addition it should reduce the carrying amount of goodwill, to what the carrying amount would have been, if the deferred tax assets had been recognised at the time for the acquisition. The reduction in the carrying amount of goodwill should be recognised as an expense. In addition to the deferred tax asset valuation allowance related to the business acquisition, there were additional deferred tax assets related to losses carried forwards after the acquisition not recognised. In the third quarter 2006 it was determined that the earlier not recognised deferred tax assets, from the valuation allowance at the acquisition and for the not earlier recognised tax losses carried forwards were considered probable of recovery. There are three primary components to the combined earnings effect as follows:

1.

Volvo established a deferred tax asset in the amount of SEK 1.6 B, with an offsetting credit to income tax expense, related to the amount of deferred tax asset now considered probable of recovery that would have been recorded at the acquisition date. Originally this asset translated from USD to SEK amounted to SEK 2.1 B and due to the depreciation of the USD versus SEK the corresponding SEK amount at the time of recognition was SEK 1.6 B.

2.

Volvo wrote off goodwill of SEK 1.7 B, with an offsetting debit to operating expense. Note that the goodwill write off reflected the gross amount of SEK 2.1 B that would have been recorded at initial acquisition, less subsequent goodwill amortisation of SEK 0.4 B.

3.

Volvo recognised a deferred tax asset in the amount of SEK 0.4 B, with an offsetting credit to income tax expense, related to the amount of deferred tax asset related to post acquisition tax losses carried forwards for Mack Trucks.

Volvo is aware that the treatment under US-GAAP for items 1 and 2 above would not be the same and will accordingly reduce Goodwill with the part of the reversal relating to deferred tax assets not recognised at the time for the acquisition of Renault Trucks and Mack instead of in earnings, in accordance with FAS 109, paragraph 30, in Volvo’s US GAAP reconciliation, in the 20-F report.

Closing comments

I hope that our responses to your comments are satisfactory, and that our proposal to revise the disclosure in our 2006 Swedish Annual Report and in our 2006 Form 20-F is acceptable to you.

Please do not hesitate to call me, at +46 31 66 10 06, or Mikael Hagström, Head of Financial Reporting, at +46 31 66 13 26, should you have any questions regarding matters outlined above.

Yours sincerely,

AB VOLVO (publ)

Pär Östberg

Senior Vice President & Chief Financial Officer

Copies to:

US Securities and Exchange Commission

Juan Migone

Lyn Shenk

PricewaterhouseCoopers

Göran Tidström, Stockholm

Catherine Samsel, London